UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Security Land & Development Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

814348108

(CUSIP Number)

Mark S. Burgreen

Hull Barrett, PC

801 Broad Street

Suite 700

Augusta, Georgia 30901

(706) 722-4481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814348108
(1) Name of reporting person T. Greenlee Flanagin, Jr.
	(2) Check the appropriate box if a member of a group (see instructions)	(a)☐
(b)☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 292,959
(8) Shared voting power
(9) Sole dispositive power 292,959
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person 292,959
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) 5.6%
(14) Type of reporting person (see instructions) IN

Item 1. Security and Issuer. This statement relates to the common stock of Security Land and Development Corporation, a Georgia corporation, whose principal executive office is located at 2816 Washington Road, #103, Augusta, Georgia 30909.

Item 2. Identity and Background.

(a) The name of the reporting person is T. Greenlee Flanagin, Jr.

(b) Mr. Flanagin’s address is 6004 Robert E. Lee Drive, Nashville, Tennessee.

(c) Mr. Flanagin is employed as a CFO at David Hocker and Associates of 620 Park Plaza Drive, Owensboro, Kentucky.

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Flanagin did not acquire or dispose any common stock of the Issuer in 2016 or to date in 2017. The reporting person has paid for all stock purchases with personal funds, except for shares received by gift or devise.

Item 4. Purpose of Transaction.

All of the shares of Common Stock beneficially owned by Mr. Flanagin are held for investment.  Mr. Flanagin may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock.

Mr. Flanagin and certain members of his family (the “Flanagin Family”) collectively own 44.7% of the Issuer’s common stock, which could allow them to collectively exercise control over the Issuer.  Mr. Flanagin and the other members of the Flanagin Family are filing persons with respect to a Schedule 13E-3 as amended regarding the Company’s tender offer to purchase up to 2,000,000 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.75 per share.  Such tender offer could result in:

 (e) a material change in the capitalization of the Issuer, and

(i) the common stock of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act.

Except as noted above, Mr. Flanagin has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Flanagin beneficially owns an aggregate of 292,959 shares of the Issuer's common stock, constituting 5.6% of the number of shares of such common stock outstanding on the date hereof.  The beneficial ownership of common shares by Mr. Flanagin has been reflected on the Issuer’s annual reports on Form 10-K since the annual report for the Issuer’s fiscal year ended September 30, 2002, the disclosures of which on such annual reports are incorporated herein by reference.

 (b) With respect to the 292,959 shares of common stock beneficially owned by Mr. Flanagin, he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition.

(c) No transactions were effected by Mr. Flanagin in the Issuer’s common stock during the past sixty days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

Signature: /s/ T. Greenlee Flanagin, Jr.
Name/Title: T. Greenlee Flanagin, Jr.